UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                                Excite, Inc.
                             (Name of Issuer)

                        Common Stock, no par value
                      (Title of Class of Securities)

                               300904 10 90
                              (CUSIP Number)

                George Vradenburg, III, Esquire, General Counsel,
           America Online, Inc., 22000 AOL Way, Dulles Virginia 20166
                              (703) 448-8700
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 29, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .__

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


__________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300904 10 90                13D/A                   Page 2 of 6 Pages

  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        America Online, Inc.
        54-1322110

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) __
                                                                  (b) X
  3      SEC USE ONLY
  4     SOURCE OF FUNDS*                                           N/A
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                       ___
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware

 NUMBER OF    7    SOLE VOTING POWER                           1,704,755
  SHARES      8    SHARED VOTING POWER                         1,234,601
BENEFICIALLY  9    SOLE DISPOSITIVE POWER                      1,704,755
 OWNED BY
   EACH
 REPORTING   10    SHARED DISPOSITIVE POWER                    1,234,601
  PERSON
   WITH
             11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH REPORTING PERSON                       2,939,356
             12    CHECK BOX IF THE AGGREGATE AMOUNT IN
                   ROW (11) EXCLUDES CERTAIN SHARES*                   X
             13    PERCENT OF CLASS REPRESENTED BY AMOUNT
                   IN ROW (11)                                      16.2%
             14    TYPE OF REPORTING PERSON*                          CO


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 300904 10 90                13D/A                   Page 3 of 6 Pages

  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        AOL Ventures, Inc.
        54-1797162
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) __
                                                                   (b) X
  3     SEC USE ONLY
  4     SOURCE OF FUNDS*                                             N/A
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                        __
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware
 NUMBER OF    7    SOLE VOTING POWER                                    0
  SHARES      8    SHARED VOTING POWER                          1,234,601
BENEFICIALLY  9    SOLE DISPOSITIVE POWER                               0
 OWNED BY
   EACH
 REPORTING   10    SHARED DISPOSITIVE POWER                     1,234,601
  PERSON
   WITH
             11    AGGREGATE AMOUNT BENEFICIALLY OWNED
                   BY EACH REPORTING PERSON                      1,234,601
             12    CHECK BOX IF THE AGGREGATE AMOUNT
                   IN ROW (11) EXCLUDES CERTAIN SHARES*                  X
             13    PERCENT OF CLASS REPRESENTED BY
                   AMOUNT IN ROW (11)                                 7.4%
             14    TYPE OF REPORTING PERSON*                           CO


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 300904 10 90                13D/A                   Page 4 of 6 Pages


     This statement constitutes Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D originally filed on April 11, 1997 (the "Original Filing") by America Online, Inc., a Delaware corporation ("America Online") and AOL Ventures, Inc. a Delaware corporation and wholly-owned subsidiary of America Online ("AOL Ventures"), with respect to the Common Stock of Excite, Inc., a California corporation ("Excite"). This filing is being made on behalf of America Online and AOL Ventures (collectively, "AOL").

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The fourth sentence of the third paragraph of Item 3 of the Original Filing is hereby amended by deleting such sentence in its entirety and inserting in lieu thereof the following new sentence: "In addition, the shares of Series E Preferred Stock to be issued to AOL directly, or indirectly upon exercise of warrant, will be subject to a Voting Trust Agreement."

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     As of the date hereof:

                    (a) America Online owns directly: (i) 1,250,000 shares of Series E-1 Preferred Stock, no par value (the "Series E-1 Preferred Stock") of Excite; (ii) 300,000 shares of Series E-2 Preferred Stock, no par value (the "Series E-2 Preferred Stock") of Excite; and (iii) 154,755 shares of Common Stock, no par value (the "Common Stock") of Excite.

                    (b) AOL Ventures owns directly: (i) 229,271 shares of Series E-3 Preferred Stock, no par value (the "Series E-3 Preferred Stock") of Excite; (ii) Series E-3 Preferred Stock Warrant held by AOL Ventures that is exercisable for 325,000 shares of Series E-3 Preferred Stock of Excite; and (iii) 680,330 shares of Series E-4 Preferred Stock, no par value (the "Series E-4 Preferred Stock") of Excite. As a wholly-owned subsidiary of America Online, AOL Ventures may be deemed to have shared beneficial ownership with America Online of the shares of Common Stock held by AOL Ventures.

     The 2,939,356 shares of Common Stock (on an as-converted basis) held in the aggregate by AOL constitutes 16.2% of the number of shares of Common Stock of Excite outstanding (based upon the number of shares of Common Stock outstanding on July 30, 1997 as reported in Excite's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997).

     To the knowledge of AOL, no shares of Common Stock or Series E Preferred Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B, except for Robert Pittman who owns 12,430 shares of Common
Stock of Excite. Mr. Pittman, who is President and CEO of AOL Networks, a division of America Online, disclaims beneficial ownership of any securities held or beneficially owned by America Online or AOL Ventures.

CUSIP NO. 300904 10 90                13D/A                   Page 5 of 6 Pages

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by AOL.

     Since the date of the Original Filing, America Online and/or AOL Ventures participated in the following transactions involving equity securities of
Excite:

          (i) On June 25, 1997, AOL exercised its right under the Acquisition Agreement dated as November 25, 1996 to convert 680,330 shares of Common Stock into an equivalent number of shares of Series E-4 Preferred Stock of Excite;

          (ii) On September 25, 1997, AOL converted 400,000 shares of Series E-2 Preferred Stock into an equivalent number of shares of Common Stock of Excite;

          (iii) On September 29, 1997, AOL exercised the Series E-3 Preferred Stock Warrant that was due to expire on September 30, 1997 for Series E-3 Preferred Stock pursuant to a "net exercise" feature included in such Warrant.

          (iv) AOL sold the following shares of Common Stock of Excite:


Trade Date    No. of           Average
              Shares       Price per Share

9/26/97          70,000    $29.9359
9/29/97         130,000    $28.2011
9/30/97          45,000    $27.3854
9/30/97             245    $27.4793


     All sales identified above were effected in open market transactions through a broker.

SCHEDULE A       DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.

     Schedule A is hereby amended by deleting the reference to "Scott C. Smith, Director" from the Board of Directors. Schedule A is hereby further amended by inserting at the end of the list of Executive Officers the following reference:
"George Vradenburg, III, Senior Vice President, General Counsel and Secretary.

CUSIP NO. 300904 10 90                13D/A                   Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


AMERICA ONLINE, INC.:         October 20, 1997
                              Date



                              /s/ Lennert J. Leader
                              Signature



                              Senior Vice President,
                              Chief Financial Officer,
                              Treasurer, Chief Accounting Officer
                              and Assistant Secretary
                              Name/Title



      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


AOL VENTURES, INC.:           October 20, 1997
                              Date



                              /s/ Lennert J. Leader
                              Signature



                              Senior Vice President
                              Name/Title